May 12, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Division of Corporation Finance,
Office of Life Sciences

VIA EDGAR

Re:	ScoutCam Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed on March 30, 2020
File No. 333-237470

Dear Madam or Sir:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated April 24, 2020 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment.

Form S-1 filed March 30, 2020

Cover Page

1.	We note your disclosure that the selling stockholders will sell their shares at fixed prices, at market prices or at negotiated prices. We also note that your common stock is currently quoted on the OTC Pink. Please note that being quoted on the OTC Pink does not satisfy the requirement that there be an established public trading market, with respect to secondary at-the-market offerings, for purposes of identifying the offering price on the prospectus cover page as required by Item 501(b)(3) of Regulation S- K. Therefore, please revise to reflect the fixed price at which the shares will be offered.

Response: The Company advises the Staff that it has updated the applicable disclosures throughout the Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Risk Factors

Risks Related to Our Operations in Israel, page 12

2.	We note that your principal offices are located in Israel. Please expand your risk factors to address risks associated with the following:

●	legal protections and remedies available to the company for actions taken against it may be pursued within the Israeli legal system, which differs from the U.S. legal system in significant ways;
●	the company conducts operations outside of the U.S. and the ability to pursue legal matters is subject to limitations imposed by other jurisdictions; and
●	U.S. regulators’ ability to conduct investigations and inspections are limited.

Response: The Company advises the Staff that it has updated the disclosure on page 14 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

We may become subject to claims for remuneration or royalties for assigned service invention rights..., page 13

3.	We note that a significant portion of your intellectual property has been developed by employees in the course of their employment and that if no specific agreement addressing service invention rights have been entered, the Israeli Compensation and Royalties Committee will determine whether the employee is entitled to remuneration. Please revise to illustrate this risk by quantifying the number of past and present employees that have not entered into assignment of invention agreements and the extent to which you have had to pay such remuneration.

Response: The Company advises the Staff that it has updated the disclosure on page 13 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Our Corporate History and Background, page 22

4.	We note that in December 2019, you and Medigus consummated a certain Amended and Restated Asset Transfer Agreement, which transferred and assigned certain assets and intellectual property rights related to its miniaturized imaging business. Please revise to describe the material terms of the agreement. In your revised disclosure, please include the nature and scope of the assets and intellectual property transferred or licensed, each parties’ duties and obligations, the term of the agreement, the royalty term, the royalty rates, the termination provisions and any potential milestone payments.

Response: The Company advises the Staff that it has updated the disclosure beginning on page 24 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

5.	Please expand to disclose the material terms of the intercompany agreement dated May 30, 2019 and the exchange agreement dated September 16, 2019 with Medigus. For instance, please describe the circumstances under which the exchange agreement would require you to issue additional shares representing 10% of your outstanding shares at the date of closing to Medigus, and quantify the number of shares that would be.

Response: The Company advises the Staff that it has updated the disclosure beginning on page 24 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Sales and Marketing, page 22

6.	Please revise this section to disclose in greater detail your principal products and their pricing and distribution methods. Please refer to Item 101(h) of Regulation S-K.

Response: The Company advises the Staff that it has updated the disclosure beginning on page 24 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Our Customers, page 23

7.	We note that you have two major customers that generate most of our current and forecasted revenue in the near term. Please reconcile this with your disclosure in Note 11 that reflects three major customers, one of which represents 45% and which together represent more than 78% of your 2019 revenues. Please revise to quantify the percentages of revenues attributable to each of these customers. Additionally, to the extent that your business is substantially dependent on a contractual agreement with these customers, please identify the customer, disclose the material terms, and file the agreement as an exhibit to your registration statement. Please refer to Items 101(h)(vi) and 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that it has updated the disclosure on page 25 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment. In addition, the Company respectfully advises the Staff that it is not substantially dependent on any contractual agreement with the main customers referenced in the Registration Statement for reasons related to the Company’s current business model. As described in the Registration Statement, the Company currently operates exclusively according to a business-to-business approach, or B2B, pursuant to which it commissions individual projects while integrating its proprietary technology in various industries. Given the Company’s current B2B model, the nature of its technology and the applicability of the Company’s technology to various sectors, the Company’s business is not substantially dependent on a single customer or project.

Proprietary Rights and Technology, page 23

8.	Please revise to include the following information:

●	the material terms to any material license or other rights you hold to the intellectual property relating to your micro ScoutCam™ portfolio;
●	patent expiration dates and expected expiration dates for pending patent applications, and if applicable, any steps that you are taking to pursue regulatory means to extend any of your patents; and
●	identification of all applicable jurisdictions where patents are granted or patent applications are pending.

Response: The Company advises the Staff that it has updated the disclosure beginning on page 25 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Employment, page 24

9.	We note your employees provide services to Medigus, as disclosed in Note 8.a to the financial statements. Please state what percentage of their time is spent on ScoutCam business as opposed to Medigus business.

Response: The Company advises the Staff that it has updated the disclosure on page 26 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Regulation, page 24

10.	We note your disclosure that in your engagements with customers operating in the biomedical sector, you comply with the medical device standards in that corresponding territory, such as the US Food and Drug Administration or CE in the European Economic Area. Please revise to describe these standards and the process for obtaining approval to market products.

Response: The Company advises the Staff that it has updated the disclosure on page 26 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Executive Compensation

Employment Agreements, page 27

11.	Please expand your disclosure to describe the material terms of each employment agreement with your named executive officers, and file these agreements as exhibits to the registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: The Company advises the Staff that it has both updated the disclosure on page 29 and revised the exhibit index of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Director Compensation, page 28

12.	Please expand your disclosure to describe all the material terms of the consulting agreement with Professor Benad Goldwasser. For example, disclose the term and termination provisions.

Response: The Company advises the Staff that it has updated the disclosure on page 30 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 30

13.	Please expand to explain the basis on which Shrem Zilberman Group Ltd. is a related party and describe all of the material terms of the agreement, such as term and termination provisions.

Response: The Company advises the Staff that it has updated the disclosure on page 32 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

14.	Please provide the information required by Item 404(d) of Regulation S-K with respect to the agreements dated May 30, 2019 and September 16, 2019 with Medigus and file these as exhibits to your registration statement.

Response: The Company advises the Staff that it has both updated the disclosure on page 32 and revised the exhibit index of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Selling Stockholders, page 34

15.	Please provide us your analysis as to why each of the selling shareholders who received your shares in the business combination transaction should not be deemed underwriters pursuant to Securities Act Rule 145(c). To the extent they are, please name them as underwriters and revise to clarify that the price at which they are offering their shares will remain fixed for the duration of the offering. If they are not, please provide us a basis for your conclusion, including a discussion of whether such selling shareholders were a party to or an affiliate of a party to the business combination transaction discussed in this prospectus. Refer to Section II.G of Securities Act Release 33-8869 (2007).

Response: We have reviewed the Staff’s comment and respectfully do not believe that any of the Selling Stockholders should be considered an underwriter pursuant to Rule 145(c) of the Securities Act of 1933, as amended (the “Securities Act”). In reaching this conclusion, we have also considered Question 612.09 of the Compliance and Disclosure Interpretations for Securities Act Rules Telephone Interpretation D-29 (“CDI 612.09”), which is repeated below for reference:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. . . The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We have examined each of the enumerated factors in CDI 612.09 and believe that the facts demonstrate that the Selling Stockholders are engaged in secondary resales and are not acting as underwriters under Rule 145(c) of the Securities Act on behalf of the Company.

Background. The Company is seeking to register 21,965,325 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), assuming the exercise of certain issued warrants, which were acquired by the Selling Stockholders during two investment rounds that took place separately on December 30, 2019 and March 3, 2020, so that the Common Stock may be offered and sold by the Selling Stockholders from time to time.

On December 30, 2019, the Company, formerly under the name of Intellisense Solutions Inc., consummated a securities exchange agreement (the “Exchange Agreement”) with Medigus Ltd., an Israeli company (“Medigus”), pursuant to which Medigus assigned, transferred and delivered 100% of its holding in ScoutCam Ltd., also an Israeli company, in exchange for consideration consisting of shares of the Common Stock representing 60% of the issued and outstanding share capital of the Company as of the date thereof.

On December 26, 2019, the Company and certain investors entered into a securities purchase agreement (the “December Investment”), which transaction was consummated on December 30, 2019, whereby in exchange for an aggregate purchase price of approximately $3.3 million, the investors received (i) 6,826,623 shares of Common Stock, (ii) 3,413,312 warrants to purchase one share of Common Stock with an exercise price representing a pre-money valuation of the Company of US$16,000,000 for a period of twelve (12) months (“Warrant A”), and (iii) 6,826,623 warrants to purchase one share of Common Stock with an exercise price representing a pre-money valuation of the Company of US$24,000,000 for a period of eighteen (18) months (“Warrant B”). On March 3, 2020, the Company consummated a second investment round with additional investors (the “March Investment”, and together with the December Investment, the “Investments”), on substantially the same investment terms, pursuant to which in exchange for an aggregate purchase price of $948,400, the investors received (i) 1,959,504 shares of Common Stock, (ii) 979,754 Warrants A, and (iii) 1,959,504 Warrants B.

The following is an analysis of the items delineated in such interpretation. Upon review of such items, we respectfully believe that Selling Stockholders should not be deemed to be underwriters under Rule 145(c) of the Securities Act in the resale of Company securities in the Registration Statement.

Circumstances Under Which Securities Were Acquired. Under Rule 145(c), if an issuer is a shell company, any party to a transaction covered by 145(a), otherwise referred to as a “business combination transaction”, other than the issuer, or any person who is an affiliate of such party at the time such transaction is submitted for vote or consent, will be deemed to be engaged in a distribution and therefore to be an underwriter. However, in our case, the Selling Stockholders did not acquire securities of the Company pursuant to the Exchange Agreement, which for purposes of Rule 145(c) represents the instant “business combination transaction”. Consequently, the Selling Stockholders should not be linked to the instant “business combination transaction”.

Furthermore, the Investments were arms-length, privately negotiated transactions by and between the Company and the Selling Stockholders, and such negotiations did not include Medigus, nor were any of the Selling Stockholders a party to the Exchange Agreement. In each case, the securities were acquired by the Selling Stockholders for their own account for investment purposes and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the securities in violation of the federal securities laws.

Since none of the Selling Stockholders was a party to the business combination transaction, and for those additional reasons described above, the Selling Stockholders should not be deemed to be underwriters under Rule 145(c) of the Securities Act in the resale of Company securities in the Registration Statement.

Relationship to the Company for Purposes of Rule 145(c). The only Selling Stockholders who may be deemed to be affiliates of the Company for purposes of Rule 145(c) include Professor Benad Goldwasser, Mr. Shmuel Donnerstein and L.I.A. Pure Capital Ltd., each of which participated in the December Investment. Professor. Goldwasser and Mr. Donnerstein are each members of the Company’s board of directors, and the owner of L.I.A. Pure Capital Ltd., Mr. Kfir Zilberman, is the son of Mr. Issac Zilberman, a member of the Company’s board of directors. Neither Mr. Donnerstein nor Mr. Issac Zilberman were directors of the Company when the terms of the December Investment were negotiated, and each of Mr. Donnerstein and Mr. Zilberman only became directors of the Company following the execution of the December Investment transaction documents on December 26, 2019. None of these Selling Stockholders controls, or is under common control with, the Company and none of these Selling Stockholders beneficially owns more than 3.51% in the Company. Furthermore, there are a total of 35 Selling Stockholders, and therefore the three aforementioned Selling Stockholders should not be given disproportionate weight when evaluating the overall relationship between the Selling Stockholders and the Company for purposes of Rule 145(c) of the Securities Act.

We respectfully refer the Staff to Question 116.15 relating to the use of Rule 415(a)(1)(i), which states that “under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” Therefore, we do not believe that this factor alone should be dispositive in determining that the affiliate Selling Stockholders are underwriters under Rule 145(c) of the Securities Act and for purposes of this Registration Statement, and respectfully believe the other factors outweigh any inference on this point that this offering should be viewed as a primary offering on behalf of the Company.

The rest of the Selling Stockholders do not have any relationship with the Company. None of the non-affiliate Selling Stockholders is controlled by, or under common control with, the Company. Accordingly, we do not believe that the relationship of any of these non-affiliate Selling Stockholders is indicative of an indirect primary offering on behalf of the Company.

Amount of Resale Securities. Individually and including securities underlying warrants, each of these Selling Stockholders is offering less than 7% of the Company’s share capital. In fact, a majority of the Selling Stockholders are offering less than 2% of the Company’s share capital. We respectfully believe that the Selling Stockholders are offering the securities for each of their own account, not on behalf of the Company, and therefore should not be deemed underwriters under Rule 145(c) of the Securities Act for purposes of the resale of these securities.

Business of Underwriting. None of the Selling Stockholders is in the business of underwriting securities. Each of the Selling Stockholders has represented to us that the securities have been acquired for investment purposes only, and that at the time of purchase, none of the Selling Stockholders entered into any agreements, understandings or other plans, directly or indirectly, with any person to distribute those securities. We therefore do not believe that this point leads to a conclusion that the Selling Stockholders should be deemed underwriters under Rule 145(c) of the Securities Act.

Not Acting as a Conduit for the Issuer. When taken together, the circumstances demonstrate that the Selling Stockholders are not acting as a conduit for the Company to distribute the securities being registered hereunder based on the small amount of securities offered by each holder, the lack of relationship between all of the Selling Stockholders and the Company other than as a stockholder, and the fact that the Selling Stockholders are not in the business of underwriting securities. In addition to these factors, the Selling Stockholders are, except as noted in the Selling Stockholder table, largely unrelated individuals and entities, except insomuch as they are all stockholders of the Company. Each has made fundamental decisions to invest in the Company’s securities at different times and under different circumstances.

Moreover, the Company will not receive any proceeds from resales of any of these securities. While the Company may receive proceeds from the exercise of the warrants, receipt of such proceeds is not contingent upon registration. We acknowledge that who will receive the proceeds from the sale is not the only factor to consider, but we believe where, as here, the Company has no economic interest tied to the resales of securities offered at market prices, this is additional support for the Company’s position that the offering of such securities is truly a secondary, rather than primary, offering.

For all of the foregoing reasons, we respectfully believe that Selling Stockholders should not be deemed to be underwriters under Rule 145(c) of the Securities Act in the resale of Company securities in the Registration Statement.

Accordingly, we have not modified the Registration Statement in response to this comment.

16.	Please disclose the person or persons with voting and investment control over the shares held by entities in the table beginning on page 34. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 140.02, available on the Commission’s website.

Response: The Company advises the Staff that it has updated the disclosure on in the table beginning on page 36 of Amendment No. 1 to the S-1 in response to the Staff’s comment.

Signatures, page II-5

17.	Please include the signature of the Principal Accounting Officer. See Instruction 1 to Signatures of Form S-1.

Response: The Company advises the Staff that it has updated the disclosure on page II-5 of Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

Exhibits

18.	We note your legality opinion appears to qualify counsel’s expertise to opine on the laws of the State of Nevada. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Please file a new legality opinion (i) from counsel that is admitted to practice in the State of Nevada or (ii) that does not include inappropriate qualifications pertaining to counsel’s expertise. For guidance, refer to Section II.B.3.b. of Staff Legal Bulletin No. 19.

Response: The Company advises the Staff that Exhibit 5.1 has been revised and has been filed as an exhibit to Amendment No. 1 to the Registration Statement in response to the Staff’s comment.

General

19.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act going forward, the Company will supplementally provide any such communications or research reports to the Staff.

Should you wish to discuss the aforesaid at any time, please do not hesitate to contact Dr. Shachar Hadar, Esq. of Meitar Law Offices (shacharh@meitar.com/+972-3-610-3961).

Sincerely,

/s/ Yaron Silberman
Yaron Silberman
Chief Executive Officer
ScoutCam Inc.